SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005
Commission file number: 0-10736
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MGI PHARMA, INC. Retirement Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MGI PHARMA, INC.
5775 West Old Shakopee Road, Suite 100
Bloomington, MN 55437-3174

MGI PHARMA, INC. RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(Report of Independent Registered Public Accounting Firm)

MGI PHARMA, INC. RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
The Board of Trustees
MGI PHARMA, INC. Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of MGI PHARMA, INC. Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Minneapolis, Minnesota
June 26, 2006

MGI PHARMA, INC. RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments at fair value (note 6):
Mutual funds	$18,548,212	14,774,115
MGI Pharma, Inc. common stock	15,144,131	23,063,199
Participant loans	136,137	43,237

	33,828,480	37,880,551

Receivables:
Employer contribution	3,082,858	2,508,926
Employee contribution	55,416	—

Total receivables	3,138,274	2,508,926

Net assets available for benefits	$36,966,754	40,389,477

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments (note 6)	$(8,930,193)	7,819,904
Interest and dividends	740,067	293,785

Net investment income (loss)	(8,190,126)	8,113,689

Contributions:
Employer	3,903,091	3,097,692
Employee	3,122,985	2,488,584
Transfer in from other plan (note 1(b))	526,711	—

Total contributions	7,552,787	5,586,276

Deductions:
Benefits paid to participants	(2,782,972)	(1,315,663)
Plan administrator fees	(2,412)	(575)

Total deductions	(2,785,384)	(1,316,238)

Net increase (decrease) in net assets available for benefits	(3,422,723)	12,383,727

Net assets available for benefits:
Beginning of year	40,389,477	28,005,750

End of year	$36,966,754	40,389,477

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN
Notes To Financial Statements
December 31, 2005 and 2004
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	2005 Acquisitions

In October 2005, MGI PHARMA, INC. (MGI or the Company) acquired Guilford Pharmaceuticals, Inc. The employees of this company were eligible to participate in the MGI PHARMA, INC. Retirement Plan (the Plan) beginning in January 2006. The existing retirement plan of Guilford was merged into the Plan on January 1, 2006.

In September 2004, MGI acquired Zycos. The existing retirement plan of Zycos was merged into the Plan on January 26, 2005.

(c)	Investments and Income Recognition

The Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Company stock is valued at its quoted market price of $17.16 and $28.01 per share at December 31, 2005 and 2004, respectively. Participant loan notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is allocated to participants’ accounts based upon their pro rata share of the respective investment balance during the income period.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Expenses

All administrative expenses of the Plan, with the exception of loan fees, are paid by MGI.

(f)	Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
(Continued)

MGI PHARMA, INC. RETIREMENT PLAN
Notes To Financial Statements
December 31, 2005 and 2004
(h)	Concentration of Market Risk

At December 31, 2005 and 2004, approximately 45% and 61%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
(2)	Summary Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is a defined contribution retirement savings plan sponsored by MGI. The Plan conforms to Section 401(k) of the Internal Revenue Code and, therefore, defers income taxes on qualifying contributions and Plan earnings. The Plan benefits eligible employees by accumulating retirement assets during their working careers through employee participation in a systematic savings and investment program to which MGI also contributes. The Plan is administered by an Administrative Committee appointed for that purpose by MGI’s board of directors.

At December 31, 2005, 444 employees were participants in the Plan. The Plan is available to every employee of MGI who completes one month of employment, is at least 21 years old, and is scheduled for at least 1,000 hours of service annually. Eligible employees may participate in the Plan through: (1) contributions of up to 15% of their compensation; (2) employer matching contributions equal to 50% of employee contributions, up to 6% of an employee’s compensation; (3) employer discretionary contributions; and (4) employee rollover contributions. Contributions are subject to certain limitations.

Employee contributions and related earnings are directed by the participant into available investment options and are fully vested at all times. Employer contributions are in the form of MGI common stock. Following full vesting, a participant may elect to redirect investment of employer contributions to any of the Plan’s investment alternatives. Employer contributions are 20% vested after completion of two years of employment, 40% after three years, 75% after four years, and 100% after five years. Employer discretionary contributions are allocated to a participant’s account based upon his/her pro rata share of total recognized compensation during the year. Forfeitures are used to reduce the amount of MGI’s contributions to the Plan.

A participant’s account may mature and be distributed upon the occurrence of one of the following: (1) death, (2) retirement, (3) the attainment of 70-1/2 years of age, (4) termination of employment, (5) termination of the Plan, or (6) upon certain MGI “change in control” events. Distributions may be a lump sum of cash and MGI common stock held in a participant’s account.
(Continued)

MGI PHARMA, INC. RETIREMENT PLAN
Notes To Financial Statements
December 31, 2005 and 2004
(a)	Investments

At December 31, 2005, the following investment alternatives were available to plan participants: Vanguard Primecap Fund, Vanguard World, International Growth, American Fund Capital World Growth & Income, ABN AMRO Income Plus Fund, ABN AMRO Chicago Capital Growth Fund, ABN AMRO Veredus Aggressive Growth Fund, ABN AMRO Chicago Capital Balanced Fund, ABN AMRO Chicago Capital Bond Fund, MFS Value Fund, First Eagle Global, and MGI Pharma, Inc. common stock.

(b)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or one-half of their vested balances. Loan transactions are treated as transfers between the relevant investment fund and the Participant Notes fund. Loan terms generally cannot exceed five years. The loans are secured by balances in the participants’ accounts and bear interest fixed at 1% above the prime rate upon initiation of the loan. Principal and interest is paid monthly or by more frequent installments.
(3)	Federal Income Taxes

The Plan received a tax qualification letter from the Internal Revenue Service dated November 5, 2003 stating that it is a qualified plan under the Internal Revenue Code (IRC) and, therefore, the associated trust is exempt from federal income taxes. Following the qualification letter, the Plan administration believes operation of the Plan has been performed in a manner to maintain compliance with the applicable requirements of the IRC.

(4)	Party-in-interest Transactions

The Plan engaged in transactions involving the Trustee, ABN AMRO Trust Services Company, and the Company, which are parties-in-interest with respect to the Plan. These transactions are not considered “prohibited transactions” under Section 408(b)(8) and are not prohibited by the Employee Retirement Income Security Act of 1974 (ERISA).

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
(Continued)

MGI PHARMA, INC. RETIREMENT PLAN
Notes To Financial Statements
December 31, 2005 and 2004
(6)	Investments

The following investments, as of December 31, 2005 and 2004, represented 5% or more of the Plan’s net assets:

	Principal
	amount
	or number	Market
	of shares	value
2005:
Vanguard Group of Mutual Funds:
Primecap Fund	60,628	$3,959,613
American Capital Group of Mutual Funds:
World Growth & Income	60,018	2,195,452
ABN AMRO Group of Mutual Funds:
Income Plus Fund	347,382	2,044,820
MFS Value Fund	84,603	1,958,560
MGI Pharma, Inc. common stock	884,713	15,144,131
2004:
Vanguard Group of Mutual Funds:
Primecap Fund	50,534	$3,148,295
ABN AMRO Group of Mutual Funds:
Income Plus Fund	337,273	1,912,643
MGI Pharma, Inc. common stock	825,982	23,063,199
(Continued)

MGI PHARMA, INC. RETIREMENT PLAN
Notes To Financial Statements
December 31, 2005 and 2004
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Mutual funds	$492,812	1,173,933
MGI Pharma, Inc. common stock	(9,423,005)	6,645,971

	$(8,930,193)	7,819,904

(7)	Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004
MGI Pharma, Inc. common stock	$15,144,131	23,063,199
Contribution receivable from MGI Pharma, Inc.	3,082,858	2,508,926

Net assets	$18,226,989	25,572,125

	2005	2004
Changes in net assets:
Net appreciation (depreciation) in fair value of investments	$(9,423,005)	6,645,971
Contributions	3,903,091	3,161,750
Transfer to other funds	(590,479)	(3,013,979)
Forfeitures	(5,358)	(173,602)
Distributions	(1,229,054)	(1,107,447)
Other	(331)	(279)

Increase (decrease) in nonparticipant-directed investments	$(7,345,136)	5,512,414

(8)	Subsequent Event

Effective January 1, 2006, the participants’ Plan assets were transferred from ABN/AMRO to Fidelity, whereupon some investment options changed. Fidelity became the new service provider and trustee for the MGI PHARMA, INC. Retirement Plan.

Schedule 1
MGI PHARMA, INC. RETIREMENT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2005

		Face amount			Fair market
Identity of issuer	Description	or shares	Cost		value
Vanguard Group:
Primecap Fund	Registered Investment Fund	60,628	*	*	$3,959,613
World, International Growth	Registered Investment Fund	82,078	*	*	1,723,634
American Fund Capital World G & I	Registered Investment Fund	60,018	*	*	2,195,452
First Eagle Global	Registered Investment Fund	19,574	*	*	823,264
* ABN AMRO:
Chicago Capital Bond Fund	Registered Investment Fund	112,578	*	*	1,094,260
Chicago Capital Balanced Fund	Registered Investment Fund	143,425	*	*	1,508,834
Chicago Capital Growth Fund	Registered Investment Fund	82,599	*	*	1,841,131
Income Plus Fund	Registered Investment Fund	347,382	*	*	2,044,820
Veredus Aggressive Growth Fund	Registered Investment Fund	72,808	*	*	1,398,645
MFS Value Fund	Registered Investment Fund	84,603	*	*	1,958,559
* MGI Pharma, Inc. common stock	Common Stock, par value $0.01	884,713	$10,182,140		15,144,131
Participant loans	Loans to participants with interest rates ranging between 5% and 10.5%		*	*	136,137

Total					$33,828,480

*	Represents party-in-interest.

**	Cost information not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

Schedule 2
MGI PHARMA, INC. RETIREMENT PLAN
Schedule of Reportable Transactions
Year ended December 31, 2005

	Number of	Number
	purchases	of sales		Fair
Description of assets	transactions	transactions	Cost	value	Net gain
5% series of transactions by Rule 2520.103-6:
* ABN AMRO Investor money market	51		$2,888,598	2,888,598
* ABN AMRO Investor money market		49	2,923,286	2,923,286
* MGI Pharma, Inc. common stock	14		2,099,471	2,099,471
* MGI Pharma, Inc. common stock		27	672,745	1,787,855	1,115,110

*	Represents party-in-interest.

Note:	Reportable transactions are those transactions which either singly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2006	MGI PHARMA, INC. Retirement Plan

	By:	/s/ William F. Spengler

	Name:	William F. Spengler
	Title:	Senior Vice President &
Chief Financial Officer

Consent of Independent Registered Public Accounting Firm
The Board of Trustees
MGI PHARMA, INC. Retirement Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-103970) on Form S-8 of MGI PHARMA, INC., of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of MGI PHARMA, INC. Retirement Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules as of and for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the MGI PHARMA, INC. Retirement Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
June 26, 2006